Omar A. Rizvi
                             105 East Mariposa Ave.
                             San Clemente, CA 92672

August 11, 2001

To the Board of Directors
Origin Investment Group
1620 26th Street, Third Floor
Santa Monica, CA 90404

Gentlemen:

     Due to personal reasons, I regret to inform you that I must resign from my position as President and Chairman od the Board of Origin Investment Group. This resignation takes effect today August 11, 2001.

     Pursuant to the bylaws of the corporation, Mr. Greg Laborde, the current Chief Executive Officer, shall take on the responsibilities of the Chairman of the Board, until a suitable replacement is found.

     Mr. Laborde is also hereinafter given the authority to vote by proxy, my entire interest within Origin Investment Group, Inc., which is represented by:
(a) 1,000,000 shares issued in April, 1999; (b) Option to purchase 100,000 shares at $0.10/share issued in 1999; (c) Option to purchase 100,000 shares at $0.20/share issued in the year 2000; and (d) any additional shares to issued to Mr. Laborde and myself in equal proportion as a result of the Corporation entering into a merger agreement with an entity in the next twelve months. Mr. Laborde is authorized to vote shares pursuant to (a) and (d) above and is authorized to exercise (if necessary) options and vote the underlying shares pursuant to (b) and (c) above.

     Such proxy is given this 11th day of August, 2001 and shall remain in full force and effect until December 31, 2001.

     Mr. Laborde is further instructed to vote my interest within Origin Investment Group as he deems fit in order to properly carry out the Company's business affairs during the time the proxy is valid.

Sincerely,

/s/ OMAR A. RIZVI

Omar A. Rizvi
Chairman of the Board